SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2) 1

Envivio, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

29413T1060

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

P.O. Box 3459

150 East Hansen Avenue

Jackson, WY 83001-3459

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

July 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 29413T1060	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,695,484
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,695,484
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.12%*
14	TYPE OF REPORTING PERSON IA

*  Based on information set forth on the Form 10-Q of Envivio, Inc., (the “ Company”) as filed with the Securities and Exchange Commission on June 11, 2015, there were 27,720,941 shares of Common Stock par value $0.001 per share (the “ Shares”), of the Company issued and outstanding as of June 1, 2015.

   As of July 21, 2015 (the “Reporting Date”), Tristan Partners, L.P. (“Tristan”) and the Tristan Offshore Fund Ltd. (“Tristan Offshore”) held in the aggregate 1,695,484 shares.

   Cannell Capital LLC acts as the investment adviser to Tristan and Tristan Offshore. Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by Tristan and Tristan Offshore.

CUSIP No. 29413T1060	Page 3 of 7 Pages

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D/A relates is the Common Stock par value $0.001 per share of Envivio, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 535 Mission Street, 27th Floor, San Francisco, CA 94105.
Item 2. Identity and Background
a)

The name of the Reporting Person is Cannell Capital LLC (the “Reporting Person”).

The Reporting Person is an investment adviser to the following entities (each an “Investment Vehicle” and collectively the "Investment Vehicles"):

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: P.O. Box 3459 150 East Hansen Avenue Jackson, WY 83001-3459
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Covered Persons, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex “A” and incorporated herein by reference.

Cannell Capital LLC is a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

Tristan Partners, L.P.: $2,797,782

Tristan Offshore Fund, Ltd.: $1,403,145

The Investment Vehicles have invested an aggregate amount of approximately $4,200,927 in the Shares.

CUSIP No. 29413T1060	Page 4 of 7 Pages

Item 4. Purpose of Transaction

Cannell Capital LLC, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

Cannell Capital LLC amends this filing to disseminate a sixty-one page presentation which illustrates the destruction of shareholder wealth under the current members of the board of directors of the Company.

This presentation can be seen online at: http://concernedenvivioshareholders.com/pdf/Cannell%20Capital%20Envivio%20Investor%20presentation%20July%2020%202015.pdf

Cannell Capital LLC reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Cannell Capital LLC reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

In addition to the actions set forth above, Cannell Capital LLC may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above, Cannell Capital LLC has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on June 11, 2015, there were 27,720,941 Common Shares issued and outstanding as of June 1, 2015.

a)

As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 1,695,484 Shares, or approximately 6.12% of the Shares deemed issued and outstanding as of the Reporting Date.

b)	Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.
c)

The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

  Sales

  None.

  Purchases

  None.

d)	Not applicable.
e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits
http://concernedenvivioshareholders.com/pdf/Cannell%20Capital%20Envivio%20Investor%20presentation%20July%2020%202015.pdf

CUSIP No. 29413T1060	Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2015

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 29413T1060	Page 6 of 7 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

(1)	The address of the principal place of business of Cannell Capital LLC, and Tristan Partners, L.P., is P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.
(2)	The address of the principal place of business of the Tristan Offshore Fund, Ltd. is One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.

CUSIP No. 29413T1060	Page 7 of 7 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D/A

1)	Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  July 21, 2015

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member